June 20, 2007
VIA EDGAR AND OVERNIGHT COURIER
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Adams Respiratory Therapeutics, Inc. Form 10-K for the Fiscal Year Ended June 30, 2006 Form 10-Q for the Period Ended September 30, 2006 File No. 000-51445
     This letter sets forth the responses of Adams Respiratory Therapeutics, Inc. (“Adams” or the “Company”) to the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) June 7, 2007 follow-up questions to a letter dated January 26, 2007, with regard to the above-referenced filings.
     In connection with responding to the Staff’s comments, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Comment #3
     Per the Company’s June 7, 2007 follow-up conversation with the Staff relating to the original Comment #3, the following additional information is being provided with regard to the Company’s Delsym acquisition in June 2006:
     The Company did not have an external valuation performed prior to acquiring the Delsym product. Adams participated in the bidding process for this product with other competitors that were also seeking to acquire it. The resulting cash purchase price for this product was $122 million plus a 2.5% royalty to UCB for a period of 5 years, which had a net present value of approximately $7 million. The total consideration of approximately $129 million equated to a multiple of 3.3 of the 2005 net revenues for Delsym of $39 million.

Division of Corporation Finance
June 20, 2007

This is consistent with precedent transactions in the OTC pharmaceutical marketplace, where the multiple generally ranged from 3 to 4 times of the target company’s sales.
     In the Product Purchase Agreement included as an exhibit to the Form 8-K, which was filed with the SEC on May 31, 2007, Section 2.1 (Sale and Purchase) describes assets that were acquired as part of the Delsym acquisition. The Company performed an analysis of these assets and concluded that the only asset of value that was acquired as part of this transaction was the U.S. marketing and sales rights to Delsym, or the Delsym trademark. The Company also separately purchased UCB’s remaining finished goods inventory for Delsym, which was not included in the purchase price for this product. With regard to other items mentioned in the Sale and Purchase section of the agreement, customer lists were not allocated any value because the Company already sells its Mucinex products to the same customers. With respect to marketing materials, the Company’s goal was to acquire the Delsym product and develop and launch a new consumer advertising campaign to further strengthen the Delsym brand and increase its market share. As a result of its new marketing campaign, the market share for this product increased by 6% during fiscal 2007. As such, the old marketing materials provided by UCB were not allocated any value. As part of the purchase agreement, the Company was also entitled to receive any open purchase orders relating to Delsym from UCB. However, UCB shipped all of the open purchase orders prior to closing. As such, the Company did not actually assume any open purchase orders.
     We also note that page 8 of the Product Purchase Agreement filed as an exhibit to the Form 8-K, which was filed with the SEC on May 31, 2007, states that the “value of the Consideration (the “Purchase Price”) shall be allocated in accordance with a schedule to be mutually agreed between the Sellers and Buyer as soon as practicable following the Closing”. We note that this represents standard legal language that is typically included in all purchase agreements to ensure that the buyer and the seller in the transaction utilize the same allocation of the purchase price in their tax filings. However, in this case, since the entire purchase price was allocated to the Delsym Trademark, no allocation schedule was deemed necessary following the closing of the sale.
     If you have questions or comments about the matters discussed herein, please do not hesitate to call the undersigned at (908) 879-1415.

Sincerely,
/s/ Rita M. O’Connor
Rita M. O’Connor Chief Financial Officer

cc:	Walter E. Riehemann, General Counsel, Chief Compliance Officer and Corporate Secretary J. Vaughan Curtis, Esq., Alston & Bird LLP